FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Motilal Oswal 14th Annual Global Investor Conference: August 28, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Motilal Oswal 14th Annual Global Investor Conference held in Mumbai on August 28, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Motilal Oswal 14th Annual Global Investor Conference: August 28, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Aditya Birla Sun Life AMC Ltd.
2.	Group Meeting	Aditya Birla Sun Life Insurance
3.	Group Meeting	Ask Investment Managers
4.	Group Meeting	Avendus Group
5.	Group Meeting	Axis Mutual Fund
6.	Group Meeting	BMO Global Asset Management
7.	Group Meeting	Canara HSBC OBC Life Insurance Company Ltd.
8	Group Meeting	Canara Robeco AMC Ltd.
9.	Group Meeting	Doric Capital
10.	Group Meeting	DSP Investment Managers
11.	Group Meeting	East Bridge Advisors Private Limited
12.	Group Meeting	EM Capital Advisors
13.	Group Meeting	Emkay Investment Managers
14.	One-on-one	Fidelity International
15.	Group Meeting	Goldman Sachs Asset Management
16.	Group Meeting	GSA Capital Services Limited
17.	Group Meeting	Habrok Capital Management LLP
18.	Group Meeting	HDFC Life Insurance Company
19.	Group Meeting	IDFC Mutual Fund
20.	Group Meeting	Indus Capital (Asia)
21.	Group Meeting	Invesco Mutual Fund
22.	Group Meeting	Lucky Investment Managers
23.	Group Meeting	Manulife Asset Management
24.	Group Meeting	Marshall Wace
25.	Group Meeting	Max Life Insurance Co. Ltd.
26.	Group Meeting	Moon Capital
27.	One-on-one	Morgan Stanley Investment Management
28.	Group Meeting	Motilal Oswal AMC Ltd.
29.	Group Meeting	Premji Investments
30.	Group Meeting	Schroder Investment Management
31.	Group Meeting	T. Rowe Price International Ltd.
32.	Group Meeting	Trikon Asset Management
33.	Group Meeting	Trivantage Capital
34.	Group Meeting	Zaaba Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 31, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager